ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ПО ЭЛЕКТРОСВЯЗИ И ТЕЛЕКОММУНИКАЦИЯМ
В ХАНТЫ-МАНСИЙСКОМ АВТОНОМНОМ ОКРУГЕ
АО ХАНТЫМАНСИЙСКОКРТЕЛЕКОМ

628011, г. Ханты-Мансийск, Ханты-Мансийский
автономный округ, Тюменская область,
ул. Коминтерна, 3, (а/я 26).
телефон: (34671) 91003, 91004,
телефакс: (34671) 30404
E-mail: central@okrtelecom.wsnet.ru
ОКПО 01160438

02 FEB 26 AM 8:25

02015488

16.01.02. № 29/192

На ____________ от ____________

Securities and Exchange Commission
Division of Corporate Finance

Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Khantymansiyskokrtelecom
Exemption № 82-4823

Dear Sir or Madam:

In connection with Khantymansiyskokrtelecom's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b) (l)(iii), enclosed please find the List of affiliated persons of JSC "Khantymansiyskokrtelecom" as of Desember 31, 2001.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9538 which was declared effective by The SEC on October 21, 1998.

Sincerely,

Sergey N. Kosterin

Chief of Securities Department

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

dw 3/7

LIST OF AFFILIATED PERSONS

Opened joint-stock telecommunication company in Khanty-Mansiysk autonomous region

(emitter code: 00013-F)

as of December 31, 2001

General Director **Eduard V. LEBEDEV**

List of affiliated persons

Affiliated person	Quantity of the Company shares	Share in the Company authorized capital, %
1	2	3
Name: ***Gadgy A. Amirov*** Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001***	-	-
Name: ***Vadim S. Belayev*** Place: *Moscow* Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001***	-	-
Name: ***Sergey M. Kayukov*** Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	Common shares: ***445 100*** Preferred type A shares: ***3 600***	***1.93***
Name: ***Eduard V. Lebedev*** Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001*** Basis: ***The person has authority of individual executive body of the Company*** Basis date: ***8.06.2000*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	Common shares: ***147 050*** Preferred type A shares: ***42 950***	***0.82***
Name: ***Alexander V. Lopatin*** Place: ***Moscow*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***8.06.2000***	-	-
Name: *Andrey V. Obukhov* Place: ***Moscow*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001***	-	-
Name: *Oleg P. Orlov* Place: ***Perm*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001***	-	-
Name: *Alexander Y. Romanov* Place: ***Moscow*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company***	-	-

Basis date: ***15.06.2001***		
Name: *Irina V. Shtukareva* Place: ***Moscow*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001***	-	-
Name: *Vyacheslav G. Bichevoy* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	-	-
Name: *Vyacheslav M. Bykov* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	-	-
Name: *Sergey A. Vorobyev* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	-	-
Name: *Andrey L. Gorbunov* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	-	-
Name: *Alexander D. Iordan* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***28.02.2001***	-	-
Name: *Alexander N. Novikov* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	-	-
Name: *Sergey D. Tribunsky* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	Common shares: ***2 620*** Preferred type A shares: ***6 000***	***0.04***

Name: ***Opened joint-stock company "Investment communication company"*** Place: ***Moscow*** Postal address: *55 Plyuschikha Str., building 2,* ***Moscow, 119121*** Basis: ***The entity has the right to dispose more then 20 percent of polling shares of the Company*** Basis date: ***1.09.1995***	Common shares: ***8 832 600*** Preferred type A shares: -	***38.00***
Name: ***Closed joint-stock company "WSNET"*** Place: *Surgut,* ***Khanty-Mansiysk autonomous region, Tyumen region*** Postal address: *6 Kukuevitskogo Str.,* ***Surgut, Khanty-Mansiysk autonomous region, Tyumen region 628400*** Basis: ***The Company has the right to dispose more then 20 percent of the total quantity of votes, belonging to shares (contributions, parts), forming the authorized capital of the entity*** Basis date: ***5.06.1995***	-	-
Name: ***Closed joint-stock company "Ermak RMS"*** Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Postal address: *3 Kominterna Str.,* ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628011*** Basis: ***The Company has the right to dispose more then 20 percent of the total quantity of votes, belonging to shares (contributions, parts), forming the authorized capital of the entity*** Basis date: ***29.04.1994***	-	-